

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2014

<u>Via Email</u>
Michael Gorton
Chief Executive Officer
Principal Solar, Inc.
2700 Fairmount
Dallas, Texas 75201

      Re: **Principal Solar, Inc.**
                Amendment No. 3 to Registration Statement on Form S-1
                Filed September 15, 2014
                File No. 333-193058

Dear Mr. Gorton:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that the Form D filed on June 12, 2014, relates to a private offering of up to $5,000,000 of your securities; however, it appears that you have sold $5,141, 091 in such offering, for aggregate proceeds to you of $3,832,000. We also note that Section 14 of such Form D states that you have sold securities to 17 investors in such offering; however, you state in your response to comment 1 in our letter dated August 6, 2014, that you have sold securities to 10 or 14 investors in such offering. Please explain these discrepancies and revise your disclosure accordingly.

<u>We may face substantial penalties under a Registration Rights Agreement. . ., page 3</u>

2. We note your response to comment 3 in our letter dated August 6, 2014, including your statement that, since March 27, 2014, you entered into an "informal agreement (via email) with Steuben." We also note your statement that "[s]ubsequent to the date of the

letter agreement the Company and Steuben verbally agreed that the Company is required to initially register only 1,300,936 of the shares held by Steuben [. . .]." Please file both agreements or summaries thereof, as applicable, as exhibits to your registration statement, or explain why this is not appropriate. Please see Item 601(b)(10) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 146.04, available on our website.

Description of Business, page 32

Business Strategies, page 34

3. We note your revised disclosure that you cannot provide a timeline for your activities and development work. Given this, please explain how you arrived at the timeline of the next three to five years to accomplish your goal to be "one of the world's leading solar power companies using a 4-pronged approach," and how you plan to meet this goal, or delete this proposed timeline.

White Papers, Standards and Thought Leadership, page 46

4. We note your response to comment 22 in our letter dated August 6, 2014. We also note that, according to your website, "Company Profiles and Category or Webinar Sponsorships range from $500-$2500." Please disclose whether you plan to continue and/or expand the sale of such profiles and sponsorships as a potential source of revenue for your business. Please also explain if the inclusion of such listings could have an impact on the "unbiased" nature of the Principal Solar Institute.

Principal Solar Institute PV Module Rating, page 48

5. Please provide further details regarding the "plethora of data published by [a] PV module's manufacturer," including what type of data is produced and how your engineering algorithms are applied to such data. Please also clarify "the significant contributing factors to energy production."

6. Please disclose how each factor is "used with a proprietary collection of engineering algorithms to estimate the energy produced over the PV module's lifetime," including further explanation of the substance and function of such engineering algorithm.

Directors, Executive Officers and Control Persons, page 60

Biographical Information, page 61

7. We note your response to comment 12 in our letter dated August 6, 2014; however, we note that the chart on page 61 still states that Mr. Gorton has been your Chief Executive Officer and Chairman since March 2011, while the disclosure under the heading

"Michael Gorton, Chief Executive Officer and Chairman," still states that Mr. Gorton has served as your Chief Executive Officer and Chairman since July 2010. Further, your response to comment 12 states that "Mr. Gorton was not employed between 2009 and July 2010 when he joined the Company," while your registration statement states that "Mr. Gorton consulted with clients on a range of topics between 2009 and July 2010 when he joined the Company." Please confirm Mr. Gorton's employment during such time and revise your disclosure as appropriate.

Financial Statements for the Fiscal Quarter Ended June 30, 2014, page F-2

Notes to Unaudited Consolidated Financial Statements, page F-6

Note 13 – Subsequent Event, page F-14

8. We note your disclosure that in August and September 2014 you granted options to acquire 1,208,008 shares of your common stock to your key executives, independent contractors, new Board members and a key advisor, the former CFO. You disclose that these shares have an exercise price of $1.00 per share and have varying expiration dates and vesting provisions depending on the individuals to whom they were issued. We note your disclosure that these shares were valued using the Black-Scholes option pricing model and resulted in an expense of $1,208,008 to be recognized during the three months ending September 30, 2014. Please tell us the total amount of compensation expense you expect to record for these option issuances and the periods over which you expect to record the compensation charge. Please also tell us and disclose the material assumptions for these option grants, including:

- The methods you used to determine the fair value of your common shares.

- The nature of the material assumptions used. For example, the income approach should disclose the methods involved in estimating future cash flows and discounting such cash flows at an appropriate rate.

- The extent to which your estimates are considered highly subjective.

- The assumptions used as inputs for the estimated fair value of your common stock, expected life of the options, risk free interest rate and anticipated volatility in your Black-Scholes calculations.

Financial Statements for the Fiscal Year Ended December 31, 2013, page F-15

Notes to Consolidated Financial Statements, page F-21

Note 2 - Summary of Significant Accounting Policies, page F-22

Revenue Recognition, page F-24

9. We note your responses to comments 20, 23, and 24 in our letter dated August 6, 2014 and have the following comments:

    - We continue to believe that the PPA meets the contractual-legal criteria in ASC 805-20-25-10 for separate recognition. We are unclear why you believe the 18 year useful life of the PPA is "similar enough" to the 23 year useful life of the solar array to report them as a single asset for financial reporting purposes. Considering these disparate useful lives and other factors, such as the materiality of the combined asset to your financial statements and the different impairment models used for fixed assets and intangible assets, please separately present these balances on your balance sheet and within your purchase price allocation on page F-25. Please also confirm that you are depreciating the PPA and solar arrays using the aforementioned useful lives.

    - Please clarify for us why you believe the PPA does not qualify as a lease under ASC 840-10-15-6c. Based on your response to comment 24, we note that the output price initially is set at a fixed premium over the GSA-1 scheduled rate through 2021 and then based on a market rate thereafter. In your response, please tell us if the GSA-1 scheduled rate component is contractually fixed through 2021 or if it remains variable over that timeframe.

Note 5 - Acquisitions, page F-25

10. Although your response to comment 26 in our letter dated August 6, 2014 indicates that the pro forma financial information required by Rule 8-05 of Regulation S-X is now included in your prospectus, we are unable to locate such information. As previously requested, please move the pro forma financial information currently presented in Exhibit 99.2 so that it is included in the body of your prospectus rather than as an exhibit.

Exhibit 99.2

11. We note your response to comment 27 in our letter dated August 6, 2014. Please tell us why you assume a 25 year useful life in calculating pro forma depreciation for the solar arrays. Based on your response to comment 20, you indicated that the solar arrays have a 23 year useful life and the PPA has a useful life of 18 years. Please apply these useful lives to your pro forma depreciation and amortization expense and revise your pro forma

statement of operations accordingly. Separately present pro forma PPA amortization expense and solar array depreciation expense.

Current Report on Form 8-K, filed May 5, 2014

12. We note your response to comment 28 in our letter dated August 6, 2014, and are unable to agree. Further, we note that the presentation and Form 8-K do not appear to fit within any available safe harbors for communications while in registration provided by the rules of the Securities Act of 1933. Please revise your risk factor disclosure and MD&A to highlight the possible Section 5 violation stemming from such communications and the material adverse effects such violation could have on your financial condition and operations.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have any questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: D. Grant Seabolt, Jr., Esq.